Filed Pursuant to Rule 433

Registration Nos. 333-209782

THE PNC FINANCIAL SERVICES GROUP, INC.

$750,000,000 3.150% SENIOR NOTES DUE MAY 19, 2027

Issuer:	The PNC Financial Services Group, Inc.

Security:	3.150% Senior Notes due May 19, 2027

Ranking:	Senior

Expected Security Ratings:*	A3 / A- / A+ (Moody’s / S&P / Fitch)

Principal Amount:	US$ 750,000,000

Price to Investors:	99.796% of face amount

Minimum Denomination/Multiples:	$2,000 / multiples of $1,000 in excess thereof

Trade Date:	May 16, 2017

Settlement Date:	May 19, 2017 (T+3)

Maturity:	May 19, 2027

Optional Redemption Date:	Redeemable, in whole or in part, by the Issuer on or after the 30th day prior to the maturity date at 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest thereon to the redemption date.

Coupon:	3.150% per annum

Interest Payment Dates:	Semi-annually in arrears on May 19 and November 19 of each year, commencing on November 19, 2017 and ending on the earlier of the optional redemption date or the maturity date.

Day Count:	30/360

Reference Benchmark:	UST 2.375% due May 15, 2027

Reference Benchmark Yield:	2.324%

Spread to Benchmark:	85 basis points

Re-offer Yield:	3.174%

CUSIP/ISIN:	693475AT2 / US693475AT21

Concurrent Private Offering:	Concurrent with this offering, the Issuer’s subsidiary PNC Bank, National Association is offering $1,000,000,000 of its 2.000% Senior Notes due 2020 and $500,000,000 of its Senior Floating Rate Notes due 2020 under its $40 billion Global Bank Note Program.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflict of Interest

Because our affiliate PNC Capital Markets LLC is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the distribution arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Citigroup Global Markets Inc. at 1-800-831-9146, Morgan Stanley & Co. LLC at 1-866-718-1649 or PNC Capital Markets LLC at 1-855-881-0697.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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